Exhibit 10

Robert Cann
Suite 1201, 1166 Alberni Street
Vancouver, BC, V6E 3Z3
(Tel) +1 604 687 4777
(Fax) +1 604 687 4770

CONSENT

I, Robert Cann, refer to scientific and technical information developed by Entrée Gold Inc. (the “Company”), which I approved, or the preparation of which I supervised, in my capacity as a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, that is contained in the Company’s Annual Information Form dated March 29, 2012 (the “AIF”), and in news releases and other disclosure documents of the Company (collectively, “Technical Information”).

I consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of my name and the Technical Information in and as part of Entrée’s Annual Report on Form 40-F dated March 29, 2012 (the “Form 40-F”), and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to Entrée’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Dated, this 29th day of March, 2012.

/s/Robert Cann
Signature of Qualified Person

Robert Cann
Print name of Qualified Person